April 20, 2006

      Mail Stop 4561

Peter C. Minshall
Chief Executive Officer
Asset Capital Corporation, Inc.
7315 Wisconsin Avenue, Suite 205 East
Bethesda, MD 20814

      Re:	Asset Capital Corporation, Inc.
		Registration Statement on Form S-11
      Amendment No. 2 filed April 7, 2006
      Registration No. 333-129087

Dear Mr. Minshall:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Market, page 6
1. We refer to your response to prior comment 4. The comment was meant to clarify that information you have provided for population and job growth in the area covers a specific time period that does not include figures for 2005. Please revise.

Current Assets and Pipeline, Page 8
2. Please revise the tables on pages 8 and 91 to include the total/weighted average annualized base rent per leased square foot for the properties you own.


Our Formation Transactions, page 13
3. We refer to your response to prior comment 8 of your letter dated
April 7, 2006 and comment 39 of your letter dated March 23, 2006. It remains unclear how the transaction relating to your formation was complete prior to the filing of the registration statement. Specifically, with respect to the contribution agreements, it appears as though the investor may have had some control over the closing of the contribution transactions for the five properties and one structured real estate investment. For example, in your response to previous comment 8, you have not addressed why the closing of the Pidgeon Hill II property may not have occurred even though all the closing conditions had been satisfied. Please advise. We note further that the contribution transactions concerning Garden City Drive, Pidgeon Hill I and Twelve Oaks closed after the filing of the registration statement. Please confirm whether limited liability investors were irrevocably bound to the terms of the contribution agreements prior to the filing of the registration statement. With respect to comment 39 of your letter dated March 23, 2006 please clarify whether the 5 properties and one structured real estate investments mentioned on page 13 of the amendment to the registration statement were included in the description of the "managing membership interests" and/or "other interests in the Predecessor LLCs" you refer to in connection with the June 2005 closing date.

Financing Policy, Page 15
4. Please disclose the amount of the credit facility that has been drawn down as a of a recent date. We note that you anticipate using a portion of the net proceeds from this offering to pay off the credit facility which implies that the facility is fully or partially drawn.

Risk Factors
5. Please add a risk factor that discusses the fact that you have, to this point, been unsuccessful in implementing your aggressive leasing strategy which involves acquiring properties with below market rents and increasing your revenues by instituting higher lease rates.

Notes to Unaudited Pro Forma Consolidated Balance Sheet

Note (B), page 60

6. We note from your revised disclosure in response to our prior comment 15 that the purchase price for the RSMK portfolio has been preliminarily allocated to the assets acquired, including intangible assets. Please revise your pro forma consolidated balance sheet on page 59 to reflect this preliminary purchase price allocation.

Unaudited Pro Forma Consolidated Statements of Operations, page 61

7. Please summarize the principal differences in the pro forma adjustment to reflect the operations of Pinewood Plaza through the date of acquisition in October 2005 compared to the operations of Pinewood Plaza for the nine months ended September 30, 2005 disclosed on page F-31. In addition, please advise us and disclose what is included in other income for the RSMK Portfolio when compared to the amounts reported on page F-27.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations,
page 65

8. We note that you have classified certain properties as held for sale as of December 31, 2005. Please revise your disclosure to provide a discussion of management`s disposal plans and the impact these disposal plans may have on your financial condition, changes in financial condition and results of operations.  In addition, please
revise your "Description of Properties" disclosures on pages 93 -
119
to reflect your disposal plans.

Contractual Obligations, page 71

9. Please summarize, in a footnote to the table, the property acquisitions and structured real estate investments for which you have a purchase obligation as of December 31, 2005.


Our Business and Properties

Office Market Overview, Page 73
10. Please further explain the meaning of footnote 3 of the table in your response to previous comment 26 so that it is clear how you are using the term "stock.."
11. We refer to the revisions you provided in response to prior comment 24. Please disclose the weighted average base rent per leased square foot of your portfolio of properties. In addition, we note your statement regarding the "pace of absorption increases" that you believe will bring your figures in line with the regional averages. Please provide a basis for this belief in light of the disparity in these figures. Finally, please disclose that the average base rent per leased square foot for each of your properties is significantly below the averages listed for Washington, DC, Northern Virginia and Suburban Maryland.
Our Formation Transactions, page 87

12. We read your response to comment 28 and reissue our prior comment in part. Please revise your disclosure on page 89 and elsewhere in your filing to clarify whether Blair Fernau and William LeBlanc each hold a 33.3% Class B or C interest in Garden City Drive Investors LLC.

13. We note your revised disclosure on page 90 which includes the number of shares received by Messrs. Minshall, Fernau and LeBlanc. Please tell us the number of shares received by each of your Founder`s with respect to each of ACC LLC, ACM and ARV/ACC Engineering. In addition, please advise us of the reasons for the disproportionate share distribution related to the contribution compared to the ownership interests in each of the LLC`s, which we understand is owned equally among Messrs. Minshall, Fernau and LeBlanc.

Index to Financial Statements, page F-1

14. Please update the financial statements of RSMK Portfolio to include the most recent unaudited interim period based on the property`s fiscal period end.

15. Please revise to include Schedule III in accordance with Rule
5-
04 of Regulation S-X.

Asset Capital Corporation, Inc.
Financial Statement and Notes

Note 1, Description of Business and Formation Transaction, page F-
7

16. We have considered your response included in your letter dated March 31, 2006 with respect to the accounting treatment applied to your formation transactions. Based on the facts and circumstances provided in your registration statement and response letters, we do not concur with your conclusion that the contribution of all of the net assets in ACC, LLC, ACM and ARV/ACC Engineering is a transaction without substance as contemplated in FTB 85-5 and Donna Coallier`s staff speech in December 1997. As such, please explain to us in sufficient detail how you will analyze your formation transactions under SFAS 141. In your response, please also tell us the consideration given in determining whether ACC Inc. is substantive for purposes of identifying the accounting acquirer.

17. Please further explain to us the consideration given to account for the acquisition of each of the Predecessor LLC`s on the closing acquisition date rather than the date of the contribution agreements.

Note 2, Significant Accounting Policies
Real Estate Investment, page F-9

18. Please disclose here or in a separate note to your financial statements the properties held for sale as of December 31, 2005. In addition, please include the disclosures required by paragraph 47 of
SFAS 144 and how you considered the guidance in paragraphs 41 - 44 of
SFAS 144 in reporting discontinued operations related to your properties held for sale as of December 31, 2005.
Note 11, Commitments and Contingencies
Commitments, page F-17

19. Your response to comment 35 and disclosure on page 119 suggests that the redemption option relates solely to the Timonium Medical Center of the CareFirst Portfolio. Please revise your disclosure here or on page 119 to clarify which properties in the CareFirst Portfolio are subject to this redemption right. In addition, please tell us and revise your disclosure to include the fair value of the redemption right as of December 31, 2005.

Part II

Recent Sales of Unregistered Securities, page II-1
20. Please update your Recent Sales of Unregistered Securities section on page II-1 to reflect the exemptions relied upon and facts supporting your conclusion for the shares that were issued in connection with the contribution agreements. We note that the Recent
Sales section currently only reflects shares issued in private transactions up to March 2005 but that additional shares were issued in exchange for interest in the properties on page 13.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Josh Forgione at 202-551-3431 or Steven
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Charito A. Mittelman at 202-551-3404 or me at 202-
551-
3694 with any other questions.

Sincerely,



Owen Pinkerton
Senior Counsel

cc:	Greg Cope, Esq.
	Hunton & Williams LLP

Peter C. Minshall
Asset Capital Corporation, Inc.
April 20, 2006
Page 5